June 14, 2012

Ms. Nora Everett, President

Principal Funds, Inc.

Principal Financial Group

Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Opportunistic Municipal Fund – Class A	$7,500,000	750,000
Opportunistic Municipal Fund – Class C	$7,500,000	750,000
Blue Chip Fund – Institutional Class	$5,000,000	500,000

Each share of the Opportunistic Municipal Fund has a par value of $0.01 and a price of $10 per share. Each share of the Blue Chip Fund has a par value of $0.01 and a price of $10 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY /s/ Michael D. Roughton

Michael D. Roughton

Vice President and Associate General Counsel